2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

June 15, 2015

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Erin E. Martin

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted April 24, 2015
CIK No. 0001616314

Dear Ms. Barros and Ms. Martin and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 22, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on April 24, 2015 (“Amendment No. 1”). The Company is concurrently submitting confidentially Amendment No. 3 to the draft Registration Statement on Form S-11 (“Amendment No. 2”), which includes changes to Amendment No. 2 in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 3, which reflects all changes to Amendment No. 2.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses below refer to Amendment No. 3. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

Our Portfolio, page 2

1.	Please tell us your basis for including the Lakeway Mortgage Loan within the detail regarding your current properties and not separately as a debt investment, as you indicate $73 million of your investment is structured as a loan to the Lakeway Partnership. In addition, clarify that the annualized base rent currently disclosed is exclusive of interest income to be earned related to such mortgage, and separately disclose the interest rate, guarantor and other material components of the mortgage.

Response to Comment No. 1

In response to the Staff’s comment, the Company has included additional disclosure on pages 3 and 101 to clarify that the Lakeway Mortgage Loan is an intercompany loan and that the loan, the related interest income to the Company and the related interest expense to the Lakeway Partnership are eliminated in the Company’s consolidated financial statements, which disclosure was included in Amendment No. 2 only in the notes to the pro forma financial statements. The Company respectfully advises the Staff that the Lakeway Partnership, which owns Lakeway Hospital, is a consolidated subsidiary of the Company. As such, Lakeway Hospital is included as a real estate asset on the Company’s consolidated balance sheet as of March 31, 2015, and the total rental income and expenses of the property are included in the Company’s consolidated statement of operations for the three months ended March 31, 2015. As such, the Company believes it is accurate to present Lakeway Hospital in the property tables throughout the prospectus with appropriate disclosure reflecting that the property is owned through the Lakeway Partnership.

In addition, the Company confirms to the Staff that the annualized base rent for Lakeway Hospital does not include interest income related to the Lakeway Mortgage. The Company respectfully advises the Staff that the material terms of the Lakeway Mortgage Loan, including the interest rate and term, are disclosed on pages 3 and 101. Although the loan is eliminated in the Company’s consolidated financial statements, the Company believes the disclosure regarding the loan is helpful to investors because it impacts the Company’s consolidated operating results related to the Lakeway Partnership.

Risk Factors, page 23

Our secured revolving credit facility restricts our ability to engage in certain business activities . . . , page 34

2.	We note the last bullet point on page 34 indicates that your credit facility restricts your ability to make distributions to your stockholders. Please expand your disclosure to explain in more detail the type of restrictions involved. In addition, please include a summary risk factor that discloses this material risk to your investors or advise.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 35 to explain in more detail the restriction on distributions under the Credit Facility and has added a summary risk factor on page 14.

Contractual Obligations, page 73

3.	Please amend to include the contractual obligation related to your outstanding secured revolving credit facility within the table, as well as the related estimated interest anticipated to be incurred. Refer to SEC Interpretive Release No. 33-8350.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the contractual obligations table on page 77.

Funds from Operations, page 73

4.	We note that your FFO reconciliation starts with Net Income attributable to common stockholders and therefore your FFO represents FFO attributable to common stockholders. If you wish to present your FFO as FFO attributable to common stockholders, please revise your disclosure to label your FFO measure as such, here and wherever the measure is discussed within your filing.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 3 to identify these measures as FFO attributable to common stockholders and AFFO attributable to common stockholders.

Financial Statements

Pro Forma Consolidated Financial Statements Adjustment (CC), page F-7

5.	Please tell us how you have calculated the amount of net income attributable to non-controlling interests related to the Lakeway Partnership.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma operations for the Lakeway Partnership shown in adjustment (CC) in Amendment No. 2 were presented on a consolidated basis. The noncontrolling interest portion was derived by multiplying the Lakeway Partnership’s pro forma stand-alone operating results by the 49% equity ownership of the noncontrolling interest holder. The Lakeway Partnership’s pro forma stand-alone operating results prior to consolidation include interest expense owed to the Company under the Lakeway Mortgage Loan, as well as general and administrative expense for management services that the Company provides for the Lakeway Partnership. These amounts are eliminated in consolidation but do have an impact on the calculation of net income attributable to the noncontrolling interest holder.

In response to the Staff’s comment, the Company has modified the presentation of the Lakeway Partnership results in adjustment (CC) in Amendment No. 3 by reflecting the pro forma stand-alone operating results of the Lakeway Partnership prior to consolidation, including net income attributable to noncontrolling interests, in one column and adding a “Lakeway Partnership Eliminations” column that shows the effects of items that eliminate in consolidation.

Notes to Consolidated Financial Statements General

6.	We note you acquired a portfolio of skilled nursing facilities and an assisted living facility from Life Generations Healthcare, LLC in March 2015. Please tell us how you considered the applicability of Rule 3-05 of Regulation S-X in determining the financial statement requirements for the acquired portfolio.

Response to Comment No. 6

As disclosed on page 99, on March 31, 2015, the Company acquired the Life Generations Portfolio and simultaneously leased the property back to wholly owned subsidiaries of Life Generations pursuant to a triple-net master lease, with the tenants responsible for all costs of the facilities, including taxes, insurance, maintenance and capital improvements. The lease has an initial 15-year term and provides for initial annual base rent of $7.0 million. The Company receives rent payments from the tenants under the lease agreement, does not bear any of the operating costs of the facilities, and is subject to no business or operating risks relative to the facilities other than the risk of a tenant default under the lease.

The Company’s purchase agreement for the Life Generations Portfolio was drafted by qualified legal and tax counsel to ensure that the assets acquired are only real estate or real estate-related assets (i.e., furniture and equipment, buildings, land and any property-related intangibles) that will allow the Company to qualify as a real estate investment trust for U.S. federal income tax purposes and that the master lease with the subsidiaries of Life Generations is a “true lease” with third party operators. Under the purchase agreement for the Life Generations Portfolio, the Company did not acquire the underlying operations, employees, systems, licenses and other elements of the business that is operated at the facilities in the Life Generations Portfolio, and the Company does not provide any healthcare or other services at such facilities.

Based on the foregoing facts and the criteria set forth in Rule 11-01(d) of Regulation S-X and Section 2305.2 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), the Company concluded that Rule 3-14 of Regulation S-X applied to the Company’s acquisition of the Life Generations Portfolio rather than Rule 3-05 of Regulation S-X. In applying the criteria under Rule 11-01(d) of Regulation S-X to determine whether the acquisition of the Life Generations Portfolio was the acquisition of a “business” for purposes of financial statement requirements, the Company noted the following: (1) the rental income received by the Company under the master lease for Life Generations Portfolio is quite different from the revenue reported by Life Generations prior to the Company’s acquisition; (2) the Company acquired no employees, provides no capital to the ongoing operation of the facilities and is otherwise not involved in any respect in the operation of the facilities; (3) the Company does not engage in the marketing of the facilities to prospective patients; (4) the Company has no input into how the facilities are operated aside from standard covenants contained in the master lease agreement; and (5) the Company does not otherwise participate in any other respect in the operation or management of the facilities.

Furthermore, Section 2305.02 of the Financial Reporting Manual states the following:

“S-X 3-14, which is premised on the continuity and predictability of cash flows ordinarily associated with leasing real property, applies to the acquisition or probable acquisition of real estate operations. For purposes of S-X 3-14, the term ‘real estate operations’ refers to properties that generate revenues solely through leasing. Examples include office, apartment and industrial buildings as well as shopping centers and malls. ‘Real estate operations’ excludes the acquisition of properties that generate revenues from operations other than leasing real property, such as nursing homes, hotels, motels, golf courses, auto dealerships, and equipment rental operations, which are more susceptible to variations in costs and revenues over shorter periods due to market and managerial factors. S-X 3-05 rather than S-X 3-14 is applicable to the acquisition of these types of businesses.”

As noted above, the Company generates revenues from the Life Generations Portfolio solely through leasing the facilities to subsidiaries of Life Generations under the master lease agreement, which provides for fixed rental payments with annual escalators and thus continuous and predicable cash flows. The Company does not receive revenues from the facilities based on the operations of the subsidiaries of Life Generations, which are “more susceptible to variations in costs and revenues.” As a result, the Company applied Rule 3-14 of Regulation S-X to its acquisition of the Life Generations Portfolio. However, because the facilities in the Life Generations Portfolio were owner occupied and had no leasing history prior to the Company’s acquisition, the Company has not presented Rule 3-14 financial statements for Life Generations Portfolio in accordance with Section 2330.10 of the Financial Reporting Manual.

Revenue Recognition, Mortgage Loans, and Other Receivables, page F-15

7.	Please separately discuss your significant accounting policies related to properties from those related to mortgage loans held-for-investment, including separate impairment analyses, given differences in the underlying accounting for each investment type, or tell us why you believe separate disclosure is not beneficial to investors.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and respectfully advises the Staff that management believes that the Company’s disclosure regarding its significant accounting policies for revenue recognition and asset impairment separately discusses the policies applied by the Company to both real estate property investments and mortgage notes receivable. However, in response to the Staff’s comment, on page F-16, the Company has reorganized the disclosure within both the revenue recognition and asset impairment significant accounting policies and has included subheadings for real estate property investments and mortgage notes receivable to segregate more clearly the separate discussions contained within those policies.

In addition, the Company respectfully advises the Staff that management has evaluated all other significant accounting policies and believes that none of them requires a similar reorganization because they either do not apply to real estate property investments and mortgage notes receivable or do not have separate applications to those investment types.

Financial Statement Schedules

8.	Please amend your prospectus to provide Schedules III and IV pursuant to Rule 5-04(c) or tell us why such schedules are not required.

Response to Comment No. 8

In response to the Staff’s comment, the Company has included Schedules III and IV in Amendment No. 3.

Draft Opinions Previously Provided Supplementally

In response to Comment 29 to the Staff’s letter dated September 23, 2014 and Comment 8 to the Staff’s letter dated October 27, 2014, the Company previously provided to the Staff drafts of the Exhibit

5.1 and 8.1 opinions. Per the Staff’s request, we have included those draft opinions in Exhibits A, B and C hereto.

* * * *

The Company respectfully believes that the proposed modifications to Amendment No. 2 made in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts
William C. Harlan Jeffery C. Walraven
MedEquities Realty Trust, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP
Andrew P. Campbell
Morrison & Foerster LLP

Exhibit A

[                    ], 2014

Board of Directors

MedEquities Realty Trust, Inc.

3102 West End Avenue, Suite 400

Nashville, TN 37203

Re: Registration Statement on Form S-11

Ladies and Gentlemen:

We are acting as counsel to MedEquities Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11 (File No. 333-[ ]), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed public offering of up to                          shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including                      shares of Common Stock that may be sold pursuant to the underwriters’ option to purchase additional shares, all of which shares are to be sold by the Company pursuant to the proposed form of Underwriting Agreement among the Company and the underwriters named therein filed as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement”).

As counsel for the Company, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Company in with the authorization, issuance and sale of the Shares. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We also have assumed that the Shares will not be issued in violation of the ownership limit contained in the Company’s Articles of Amendment and Restatement. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Maryland General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Maryland General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) execution and delivery by the Company of the Underwriting Agreement, (ii) effectiveness of the Registration Statement, (iii) issuance of the Shares pursuant to the terms of the Underwriting Agreement, and (iv) receipt by the Company of the consideration for the Shares specified in the

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resolutions of the Board of Directors, the Shares will be validly issued, fully paid and nonassessable.

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement, and we consent to the reference of our name under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

        DRAFT

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Exhibit B

[            ], 201[4]

Board of Directors

MedEquities Realty Trust, Inc.

3102 West End Avenue, Suite 400

Nashville, TN 37203

Re:	MedEquities Realty Trust, Inc.—
Status as a Real Estate Investment Trust;
Information in Registration Statement under Heading
Material U.S. Federal Income Tax Considerations

Ladies and Gentlemen:

We are acting as counsel to MedEquities Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11 (File No. 333-[ ]), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed public offering of up to [            ] shares of the Company’s common stock, $0.01 par value per share (the “Shares”), including [            ] shares of Common Stock that may be sold pursuant to the underwriters’ option to purchase additional shares, all of which shares are to be sold by the Company pursuant to the proposed form of underwriting agreement (the “Underwriting Agreement”) among the Company and the underwriters named therein filed as Exhibit 1.1 to the Registration Statement. Capitalized terms not defined herein shall have the meanings ascribed to them in the certificate (or incorporated therein by reference) executed by duly appointed officers of the Company dated [            ], 201[4] (the “Certificate”), delivered to Morrison & Foerster LLP by the Company and the Operating Partnership which provides certain representations by them relevant to this opinion.

You have requested our opinion as to certain U.S. federal income tax matters regarding the Company. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, this opinion is intended solely for your benefit. You may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent.

In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Registration Statement; (ii) the Certificate; (iii) the Underwriting Agreement; and (iv) the Partnership Agreement of the Operating Partnership. In addition, we have examined such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on (a) our understanding of the facts as represented to us in the Certificate and (b) the assumption that (i) the Company and its subsidiaries and the Operating Partnership have valid legal existences under the laws of the states in which they were formed and have operated in accordance with the laws of such states, (ii) the Company and the Operating Partnership are operated, and will continue to be operated, in the manner described in the Certificate, (iii) the facts contained in the Registration Statement are true and complete in all material respects, (iv) all representations of fact contained in the Certificate are true and complete and (v) any representation of fact in the Certificate that is made “to the knowledge of” or similarly qualified is correct without such qualification. While we have made such inquiries and investigations as we have deemed necessary, we have not undertaken an independent inquiry into or verification of all such facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate.

We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a real estate investment trust (“REIT”) for U.S. federal income tax purposes depends upon the Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986, as amended (the “Code”). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon.

Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

Based upon, and subject to, the foregoing and the next paragraphs below, we are of the opinion that, as of the date hereof:

(i)	Commencing with its short taxable year ending December 31, 2014, the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and its proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under U.S. federal income tax laws for such taxable year ending December 31, 2014 and thereafter.

(ii)	We have reviewed the statements included or incorporated by reference in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations” and, insofar as such statements pertain to matters of law or legal conclusions, they are correct in all material respects.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

DRAFT

Exhibit C

[            ], 2015

Board of Directors

MedEquities Realty Trust, Inc.

3100 West End Avenue, Suite 1000

Nashville, TN 37203

Re:	MedEquities Realty Trust, Inc.—
Status as a Real Estate Investment Trust;
Information in Registration Statement under Heading
Material U.S. Federal Income Tax Considerations

Ladies and Gentlemen:

We are acting as counsel to MedEquities Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11 (File No. 333-[ ]), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed public offering of up to [            ] shares of the Company’s common stock, $0.01 par value per share (the “Shares”), including [            ] shares of Common Stock that may be sold pursuant to the underwriters’ option to purchase additional shares, all of which shares are to be sold by the Company pursuant to the proposed form of underwriting agreement (the “Underwriting Agreement”) among the Company and the underwriters named therein filed as Exhibit 1.1 to the Registration Statement. Capitalized terms not defined herein shall have the meanings ascribed to them in the certificate (or incorporated therein by reference) executed by duly appointed officers of the Company dated [            ], 2015 (the “Certificate”), delivered to Morrison & Foerster LLP by the Company and the Operating Partnership which provides certain representations by them relevant to this opinion.

You have requested our opinion as to certain U.S. federal income tax matters regarding the Company. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, this opinion is intended for your benefit in connection with the Registration Statement. You may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent, provided that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law and persons purchasing the Shares.

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In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Registration Statement; (ii) the Certificate; (iii) the Underwriting Agreement; and (iv) the Partnership Agreement of the Operating Partnership. In addition, we have examined such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on (a) our understanding of the facts as represented to us in the Certificate and (b) the assumption that (i) the Company and its subsidiaries and the Operating Partnership have valid legal existences under the laws of the states in which they were formed and have operated in accordance with the laws of such states, (ii) the Company and the Operating Partnership are operated, and will continue to be operated, in the manner described in the Certificate, (iii) the facts contained in the Registration Statement are true and complete in all material respects, (iv) all representations of fact contained in the Certificate are true and complete and (v) any representation of fact in the Certificate that is made “to the knowledge of” or similarly qualified is correct without such qualification. While we have made such inquiries and investigations as we have deemed necessary, we have not undertaken an independent inquiry into or verification of all such facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate.

We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a real estate investment trust (“REIT”) for U.S. federal income tax purposes depends upon the Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986, as amended (the “Code”). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon.

Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

Based upon, and subject to, the foregoing and the next paragraphs below, we are of the opinion that, as of the date hereof:

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(i)	The Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for its short taxable year ended December 31, 2014, and its current and proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under U.S. federal income tax laws for such taxable year ending December 31, 2015 and thereafter.

(ii)	We have reviewed the statements included or incorporated by reference in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations” and, insofar as such statements pertain to matters of law or legal conclusions, they are correct in all material respects.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

DRAFT

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